UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2020

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Changes of 15% or More in Revenue or Profit

•	The preliminary results shown below may differ from the final results, which remain subject to audit by the independent auditors of SK Telecom Co., Ltd. (the “Company”).

1. Basis: Consolidated
	Current Fiscal Year	Previous Fiscal Year	Amount Increased/ Decreased	Increase/Decrease Rate (%)
2. Details of Changes (in thousands of Won, except percentages)
Operating Revenue	17,743,702,300	16,873,960,469	869,741,831	5.2
Operating Income	1,109,980,250	1,201,759,917	(91,779,667)	(7.6)
Profit from Continuing Operations Before Income Tax	1,162,655,779	3,975,966,374	(2,813,310,595)	(70.8)
Profit for the Period	861,942,820	3,131,988,279	(2,270,045,459)	(72.5)

	Current Fiscal Year	Previous Fiscal Year
3. Financial Position (in thousands of Won, except percentages)
Total Assets	44,611,620,043	42,369,110,924
Total Liabilities	21,788,083,319	20,019,860,569
Total Shareholders’ Equity	22,823,536,724	22,349,250,355
Capital Stock	44,639,473	44,639,473
Ratio of Total Shareholders’ Equity to Capital Stock (%)	51,128.6	50,066.1

4. Main Reasons for Changes in Revenue or Profit/Loss	Decrease in equity gain from subsidiaries

Additional Disclosure
	Basis	Current Fiscal Year	Previous Fiscal Year
Equity attributable to the owners of the parent company (in thousands of Won)	Consolidated	22,956,829,723	22,470,821,955
Ratio of Equity attributable to the owners of the parent company to Capital Stock (%)	Consolidated	51,427.20	50,338.50
Operating Revenue (in thousands of Won)	Separate	11,416,214,973	11,705,638,546

The preliminary results above have been prepared on a consolidated basis in accordance with International Financial Reporting Standards as adopted in Korea. The preliminary results above are estimates only and are subject to change based upon the results of an audit conducted by the independent auditors of the Company and the approval process at the Company’s annual shareholders’ meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name: Jung Hwan Choi
Title: Senior Vice President

Date: February 7, 2020